EXHIBIT 2

JOINDER AGREEMENT

This JOINDER AGREEMENT (the “Joinder”) is dated as of September 11, 2024 by and among Ted D. Kellner (the “Nominating Stockholder”), as nominating stockholder and a nominee, and Todd Deutsch and Robert L. Chioini (the “Other Nominees,” and together with the Nominating Stockholder, the “Existing Nominees”), and Paul Sweeney (the “New Nominee”).

WHEREAS, the Existing Nominees are parties to that certain Agreement, dated as of September 3, 2024 (the “Agreement”), pursuant to which the Existing Nominees intend to undertake the Coordinated Activities (as defined in the Agreement); and

WHEREAS, the New Nominee desires to join any group formed by the Existing Nominees pursuant to the Agreement and join as party to the Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements of the parties herein contained, the parties hereby agree as follows:

1. Effective immediately, the New Nominee is joined as a party to the Agreement as an “Other Nominee”. The New Nominee agrees to be bound by the terms of the Agreement in such capacity.

2. The New Nominee represents that he does not beneficially own any Common Stock or other Company Securities (as such terms are defined in the Agreement), other than as described on Exhibit A hereto.

3. The New Nominee hereby agrees to be responsible for certain regulatory reporting requirements pursuant to Section 5 of the Agreement, which is hereby replaced and superseded in its entirety to read as follows:

“Regulatory Reporting. In connection with the Coordinated Activities, the Parties will jointly prepare and timely file all filings required by Section 14 of the Exchange Act and the Nominating Stockholder, Mr. Deutsch and Mr. Sweeney will jointly prepare and timely file all filings required by Section 13 of the Exchange Act after review, comment and consent by Mr. Chioini. Each Party will cooperate with the other, including by providing all necessary information, in order to facilitate the timely and accurate filing of all joint and individual filings.”

4. The following notice information is provided for the New Nominee for purposes of Section 9 of the Agreement:

If intended for Mr. Sweeney:

5. This Joinder may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

[Signatures appear on next page]

IN WITNESS WHEREOF, the parties hereto have caused this Joinder Agreement to be executed as of the day and year first above written.

By:	/s/ Robert L. Chioini
Name: Robert L. Chioini

By:	/s/ Todd Deutsch
Name: Todd Deutsch

By:	/s/ Ted D. Kellner
Name: Ted D. Kellner

By:	/s/ Paul Sweeney
Name: Paul Sweeney

Exhibit A

Share Ownership

Class of Securities	Number of Shares
Common Stock	2,000